Mail Stop 6010   July 30, 2008

Dr. Thomas Drees
President and Chief Executive Officer
Sanguine Corporation
101 East Green Street, Suite 6
Pasadena, California 91105

>   **Re: Sanguine Corporation**
>   **Revised Preliminary Information Statement on Schedule 14C**
>   **Filed July 30, 2008**
>   **File No. 000-24480**

Dear Dr. Drees:

     We have completed our review of your information statement and have no further
comments at this time. Please contact Sonia Barros at (202) 551-3655 with any questions.

                                        Sincerely,

                                        Jeffrey Riedler
                                        Assistant Director

cc: Victor Schwartz, Esq (via facsimile 801-685-0949)